Exhibit 99.3

CAPITALIZATION

The following table sets forth our (i) cash and cash equivalents, (ii) restricted cash, and (iii) consolidated capitalization as of December 31, 2016 on an:

•	actual basis; and

•	as adjusted basis, giving effect to (i) scheduled debt repayments of $37.8 million, (ii) drawdowns of $100.2 million for the acquisition of vessels Marathon, Hercules I and Lisboa and the payment of $140.9 million to the shipbuilding yard, (iii) $0.6 million in respect of the partial prepayment of the pre-delivery financing for Hercules I, (iv) the payment of $4.0 million of preferred share dividends, and (v) $3.1 million proceeds from the sale of 550,000 common shares and 24,803 Series D preferred shares.

Other than these adjustments, there has been no material change in our capitalization from debt or equity issuances, re-capitalization or special dividends between December 31, 2016 and March 28, 2017.

This table should be read in conjunction with our audited consolidated financial statements for the year ended December 31, 2016 and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included as Exhibits 99.1 and 99.2, respectively.

In thousands of U.S. Dollars	As of December 31, 2016
	Actual	As Adjusted
	(Unaudited)
Cash
Cash and cash equivalents	$187,777	$107,770
Restricted cash	9,996	9,996

Total cash	197,773	117,766

Capitalization
Debt:
Long-term secured debt obligations (including current portion)	$1,766,043	$1,827,805

Stockholders’ equity:
Preferred shares, $1.00 par value; 15,000,000 authorized (including 2,300,000 Series B Preferred Shares, 2,300,000 Series C Preferred Shares and 3,910,000 Series D Preferred Shares) and 2,000,000 Series B Preferred Shares, 2,000,000 Series C Preferred Shares and 3,400,000 Series D Preferred Shares issued and outstanding at December 31, 2016 on an actual basis; 2,000,000 Series B Preferred Shares, 2,000,000 Series C Preferred Shares and 3,424,803 Series D Preferred Shares issued and outstanding on an as adjusted basis;	7,400	7,425
Common shares, $1.00 par value; 185,000,000 shares authorized; 87,338,652 shares issued and 83,720,866 shares outstanding at December 31, 2016 on an actual basis and 87,338,652 shares issued and 84,270,866 shares outstanding on an as adjusted basis	87,339	87,339
Additional paid-in capital	752,001	752,578
Cost of treasury stock	(20,173)	(17,112)
Accumulated other comprehensive loss	(4,313)	(4,313)
Retained earnings	582,889	574,174
Non-controlling interest	12,307	12,307

Total stockholders’ equity	1,417,450	1,412,397

Total capitalization	$3,183,493	$3,240,202